The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

January 31, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings Inc.

~~The Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

BUSINESS RESULTS FOR THE 3RD QUARTER OF FISCAL YEAR 2006

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 2/2

Mitsui Trust Holdings, Inc.

Business Results for the 3rd Quarter of Fiscal Year 2006 <Consolidated>

33-1, Shiba 3-chome, Minato-Ku, Tokyo 105-8574 Japan

Listed Stock Exchanges Tokyo, Osaka, Nagoya

Stock Code Number: 8309

(URL http://www.mitsuitrust-fg.co.jp/)

President: Kazuo Tanabe

1. Criteria for Presentation of Quarterly Financial Statements

① Adoption of simplified accounting methods: None

② Changes in the accounting methods from the ones applied in the previous year: None

③ Changes in the scope of consolidation and application of the equity method: None

2.Business Results for the 3rd Quarter of Fiscal Year 2006 (from April 1, 2006 to December 31, 2006)

(1)Business Results

<Note>Amounts less than million yen are omitted

	Ordinary Income	(year on year change)	Ordinary Profit	(year on year change)	Net Income	(year on year change)
	yen in millions	%	yen in millions	%	yen in millions	%
3rd Quarter FY2006	316,868	(2.7)	103,053	(3.7)	84,708	(10.7)
3rd Quarter FY2005	325,600	(8.2)	107,067	(2.4)	94,869	45.4
FY2005	481,036		138,361		119,684	

	Net Income per Common Share	Net Income per Common Share(Diluted)
	yen	yen
3rd Quarter FY2006	97.43	47.23
3rd Quarter FY2005	115.30	52.90
FY2005	139.04	66.74

Note: Percentage figures represent rate of increase or decrease in comparison with the same period previous year

(2)Financial Position

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Common Share
	yen in millions	yen in millions	%	yen in millions
3rd Quarter FY2006	13,961,169	1,030,155	6.7	584.63
3rd Quarter FY2005	13,329,897	838,547	6.3	493.80
FY2005	13,808,769	858,850	6.2	512.08

3. Estimate for This Fiscal Year (from April 1, 2006 to March 31, 2007)

With regard to the estimates for the fiscal year, there are no changes in the estimated figures announced on November 20, 2006.

Consolidated Balance Sheets(Unaudited)

(in millions of yen)	As of December 31, 2006	As of March 31, 2006	Change	As of December 31, 2005
ASSETS				
Cash and due from banks	351,953	431,560	(79,607)	245,825
Call loans and bills bought	7,257	164,553	(157,296)	169,484
Receivables under resale agreements	900	900	-	900
Receivables under securities borrowing transactions	110,893	74,243	36,650	99,944
Monetary claims bought	98,986	108,982	(9,995)	113,007
Trading assets	77,383	44,883	32,499	111,769
Money held in trust	2,741	7,651	(4,910)	13,889
Securities	4,400,769	3,835,789	564,980	3,921,694
Loans and bills discounted	7,263,062	7,292,088	(29,025)	6,925,841
Foreign exchanges	965	37,598	(36,632)	930
Other assets	364,476	454,267	(89,791)	392,452
Tangible fixed ascets	204,602	-	204,602	-
Intangible fixed ascets	75,925	-	75,925	-
Premises and equipment	-	220,351	(220,351)	216,998
Deferred tax assets	130,578	164,313	(33,735)	167,365
Goodwill	-	8,965	(8,965)	9,001
Customers' liabilities for acceptances and guarantees	935,516	1,023,351	(87,835)	1,001,982
Reserve for possible loan losses	(64,843)	(60,730)	(4,113)	(61,190)
Total assets	**13,961,169**	**13,808,769**	**152,399**	**13,329,897**
LIABILITIES				
Deposits	8,361,361	8,380,196	(18,835)	8,437,854
Negotiable certificates of deposit	445,380	426,760	18,620	466,980
Call money and bills sold	224,346	394,088	(169,741)	212,440
Payables under repurchase agreements	106,133	38,307	67,826	24,159
Payables under securities lending transactions	981,804	840,412	141,391	487,401
Trading liabilities	5,104	6,945	(1,840)	4,505
Borrowed money	271,371	165,445	105,926	163,575
Foreign exchanges	14	47	(32)	58
Subordinated bonds	206,044	211,591	(5,546)	214,110
Subordinated convertible bonds	47	120	(72)	155
Payables to trust account	1,175,768	1,161,278	14,489	1,223,151
Other liabilities	184,951	150,615	34,335	117,126
Reserve for bonus payment	73	3,187	(3,114)	96
Reserve for retirement benefits	2,006	1,842	163	1,725
Reserve for losses related to land trust	6,812	9,539	(2,726)	-
Deferred tax liabilities	24,273	29,646	(5,372)	28,062
Acceptances and guarantees	935,516	1,023,351	(87,835)	1,001,982
Total liabilities	**12,931,013**	**12,843,377**	**87,636**	**12,383,385**
NET ASSETS				
Common stock and preferred stock	261,608	-	261,608	-
Capital surplus	127,340	-	127,340	-
Retained earnings	350,722	-	350,722	-
Treasury stock	(135)	-	(135)	-
Total owners' equity	739,536	-	739,536	-
Net unrealized gains on securities available-for-sale, net of taxes	214,465	-	214,465	-
Net deferred losses on hedging instruments, net of taxes	(8,836)	-	(8,836)	-
Land revaluation difference	(15,527)	-	(15,527)	-
Foreign currency translation adjustments	(208)	-	(208)	-
Total valuation and translation adjustments	189,893	-	189,893	-
Minority interests	100,725	-	100,725	-
Total net assets	**1,030,155**	-	**1,030,155**	-
Total liabilities and net assets	**13,961,169**	-	**13,961,169**	-
Minority interests	-	**106,541**	**(106,541)**	**107,964**
Shareholders' equity				
Common stock and preferred stock	-	261,579	(261,579)	261,579
Capital surplus	-	126,297	(126,297)	126,282
Retained earnings	-	274,583	(274,583)	249,763
Land revaluation defference	-	(15,527)	15,527	(15,523)
Net unrealized gains on securities available-for-sale, net of taxes	-	213,547	(213,547)	218,022
Foreign currency translation adjustments	-	(539)	539	(570)
Treasury Stock	-	(1,090)	1,090	(1,007)
Total shareholders' equity	-	**858,850**	**(858,850)**	**838,547**
Total liabilities, minority interests and shareholders' equity	-	**13,808,769**	**(13,808,769)**	**13,329,897**

<Note>Amounts less than one million yen are omitted

Consolidated Statements of Income(Unaudited)

(in millions of yen)	3rd Quarter FY 2006	3rd Quarter FY 2005	Change	FY 2005
Ordinary income	316,868	325,600	(8,732)	481,036
Trust fees	54,183	53,067	1,115	72,049
Interest income	104,923	109,889	(4,966)	165,450
Interest on loans and bills discounted	59,976	64,740	(4,763)	84,237
Interest and dividends on securities	40,714	38,803	1,910	72,920
Fees and commissions	93,524	85,449	8,075	122,711
Trading income	2,988	2,928	59	4,503
Other operating income	2,324	15,441	(13,116)	22,577
Other income	58,923	58,823	100	93,743
Ordinary expenses	213,814	218,533	(4,718)	342,675
Interest expenses	42,481	34,726	7,755	46,622
Interest on deposits	17,285	12,943	4,341	16,992
Fees and commissions	11,493	11,293	200	15,691
Trading expenses	93	190	(97)	139
Other operating expenses	4,492	12,919	(8,426)	19,579
General and administrative expenses	101,968	96,007	5,960	129,007
Other expenses	53,285	63,394	(10,109)	131,635
Ordinary profits	103,053	107,067	(4,013)	138,361
Extraordinary profits	21,827	3,010	18,817	3,391
Extraordinary losses	332	1,186	(853)	1,831
Income before income taxes and minority interests	124,548	108,892	15,656	139,921
Provision for income taxes	12,116	8,319	3,796	12,201
Deferred income taxes	23,292	909	22,383	1,901
Minority interests in net income	4,431	4,793	(362)	6,132
Net income	84,708	94,869	(10,161)	119,684

<Note>Amounts less than one million yen are omitted

Consolidated Statement of Changes in Net Asset(Unaudited)

(in millions of yen)	Owners' equity				
	Common stock and prefferrd stock	Capital surplus	Retained earnings	Treasury stock	Total owners' equity
Balance at the end of the previous period	261,579	126,297	274,583	(1,090)	661,369
Changes of items during the period					
Issuance of new shares-exercise of stock acquisition rights	29	29			58
Dividends from surplus			(8,569)		(8,569)
Net income			84,708		84,708
Acquisition of treasury stock				(183)	(183)
Disposal of treasury stock		1,014		1,138	2,152
Net changes of items other than owners' equity					
Total changes of items during the period	29	1,043	76,138	954	78,166
Balance at the end of the current period	261,608	127,340	350,722	(135)	739,536

(in millions of yen)	Valuation and translation adjustments				
	Net unrealized gains on securities available-for-sale, net of taxes	Net deferred Losses on hedging instrurnments, net of taxes	Revaluation reserve for land, net of taxes	Foreign currency translation adjustments	Total valuation and translation ajustments
Balance at the end of the previous period	213,547	-	(15,527)	(539)	197,480
Changes of items during the period					
Issuance of new shares-exercise of stock acquisition rights					
Dividends from surplus					
Net income					
Acquisition Purchase of treasury stock					
Disposal of treasury stock					
Net changes of items other than owners' equity	918	(8,836)	-	330	(7,586)
Total changes of items during the period	918	(8,836)	-	330	(7,586)
Balance at the end of the current period	214,465	(8,836)	(15,527)	(208)	189,893

(in millions of yen)	Minority interests	Total net assets
Balance at the end of the previous period	106,541	965,391
Changes of items during the period		
Issuance of new shares-exercise of stock acquisition rights		58
Dividends from surplus		(8,569)
Net income		84,708
Acquisition of treasury stock		(183)
Disposal of treasury stock		2,152
Net changes of items other than owners' equity	(5,816)	(13,403)
Total changes of items during the period	(5,816)	64,763
Balance at the end of the current period	100,725	1,030,155

<Note>Amounts less than one million yen are omitted

Financial Highlights for 3rd Quarter of FY3/07

January 29, 2007

Mitsui Trust Holdings, Inc.

[Table of Contents]

Figures for the 3rd Quarter of FY3/07 have not been audited.

1.Summary of Profit and Loss

(1)Mitsui Trust Holdings, Non-consolidated

【Non-consolidated】 (Yen billion) 《Reference》

	3Q FY3/07	Change	3Q FY3/06	FY3/06
Ordinary income	25.3	0.1	25.2	25.6
Recurring profit	20.6	(0.3)	20.9	20.0
Net income	20.6	(0.2)	20.9	19.9

(2)Mitsui Trust Holdings, Consolidated

【Consolidated】 (Yen billion) 《Reference》

	3Q FY3/07	Change	3Q FY3/06	FY3/06
Ordinary income	316.8	(8.7)	325.6	481.0
Recurring profit	103.0	(4.0)	107.0	138.3
Net income	84.7	(10.1)	94.8	119.6

Subsidiaries and affiliates (No. of companies)

	As of 12/06	Change	As of 12/05	As of 3/06
Number of consolidated subsidiaries	27	-	27	27
No. of affiliates accounted for by the equity methods	3	-	3	3

(3)Combined totals from The Chuo Mitsui Trust and Banking[CMTB] and Mitsui Asset Trust and Banking[MATB]

【CMTB, Non-consolidated + MATB, Non-consolidated】 (Yen billion) 《Reference》

	3Q FY3/07	Change	3Q FY3/06	FY3/06
Gross operating profit	183.4	(7.5)	191.0	283.3
[Gross operating profit(after trust a/c credit costs)]	[178.0]	[(9.2)]	[187.2]	[277.5]
Trust fees	59.6	2.7	56.9	77.8
[Trust fees(after trust a/c credit costs)]	[54.2]	[1.1]	[53.0]	[72.0]
Fees on loan trusts and JODMTs*,before trust a/c credit costs	21.2	(0.5)	21.8	29.1
Other trust fees	38.3	3.3	35.0	48.6
Trust a/c credit costs (minus)	5.4	1.6	3.8	5.7
Net interest income	66.4	(11.0)	77.4	121.7
Net fees and commissions	57.7	5.7	52.0	77.3
Net trading profit	2.8	0.1	2.7	4.3
Net other operating profit	(3.2)	(5.1)	1.9	2.0
Net bond related profit	(3.1)	3.6	(6.7)	(5.0)
Housing loan securitization profit	-	(13.1)	13.1	16.2
Operating expense (minus)	73.2	(1.4)	74.6	100.2
Pre-provision profit	110.2	(6.1)	116.3	183.0
[Excluding net bond related profit]	[113.3]	[(9.8)]	[123.1]	[188.1]
Transfer to the general reserve (minus)	7.5	15.9	(8.4)	13.6
Net operating profit before trust a/c credit costs	102.6	(22.1)	124.8	169.3
Net operating profit	97.2	(23.7)	121.0	163.6
Net other profit	1.2	23.0	(21.8)	(38.3)
Net stock related profit	8.8	(4.5)	13.3	26.5
Banking a/c credit costs	3.8	(26.2)	30.1	46.2
Recurring profit	98.4	(0.7)	99.1	125.2
Extraordinary profit	20.8	18.9	1.8	1.7
Gains on partial withdrawal of employee retirement benefit trust	15.8	15.8	-	-
Net income before income tax	119.3	18.2	101.0	127.0
Current income taxes (minus)	7.1	1.2	5.8	8.6
Deferred income taxes	24.8	24.6	0.2	0.1
Net income	87.2	(7.6)	94.9	118.2

*JODMTs : Jointly Operated Designated Money Trust

	3Q FY3/07	Change	3Q FY3/06	FY3/06
Credit Costs (minus)	16.8	(8.6)	25.4	65.6

《Reference》

【CMTB, Non-consolidated】【MATB, Non-consolidated】 (Yen billion)

	CMTB, Non-consolidated			MATB, Non-consolidated		
	3Q FY3/07	Change	3Q FY3/06	3Q FY3/07	Change	3Q FY3/06
Gross operating profit	153.1	(11.9)	165.0	30.3	4.3	26.0
[Gross operating profit(after trust a/c credit costs)]	[147.6]	[(13.5)]	[161.2]	[30.3]	[4.3]	[26.0]
Trust fees	26.5	(0.4)	27.0	33.0	3.2	29.8
[Trust fees(after trust a/c credit costs)]	[21.1]	[(2.0)]	[23.2]	[33.0]	[3.2]	[29.8]
Fees on loan trusts and JODMTs*,before trust a/c credit costs	21.2	(0.5)	21.8		-	-
Other trust fees	5.2	0.1	5.1	33.0	3.2	29.8
Trust a/c credit costs (minus)	5.4	1.6	3.8	-	-	-
Net interest income	66.4	(11.0)	77.4	0.0	0.0	(0.0)
Net fees and commissions	60.4	4.5	55.8	(2.6)	1.1	(3.8)
Net trading profit	2.8	0.1	2.7	-	-	-
Net other operating profit	(3.2)	(5.1)	1.9	0.0	0.0	-
Net bond related profit	(3.1)	3.6	(6.7)	0.0	0.0	-
Housing loan securitization profit	-	(13.1)	13.1	-	-	-
Operating expense (minus)	63.4	(1.3)	64.7	9.8	(0.0)	9.8
Pre-provision profit	89.6	(10.6)	100.2	20.5	4.4	16.1
[Excluding net bond related profit]	[92.7]	[(14.2)]	[107.0]	[20.5]	[4.4]	[16.1]
Transfer to the general reserve (minus)	7.5	15.9	(8.4)	-	-	-
Net operating profit before trust a/c credit costs	82.0	(26.6)	108.6	20.5	4.4	16.1
Net operating profit	76.6	(28.2)	104.8	20.5	4.4	16.1
Net other profit	2.1	22.5	(20.4)	(0.9)	0.5	(1.4)
Net stock related profit	8.8	(4.5)	13.3	-	-	-
Banking a/c credit costs	3.8	(26.2)	30.1	-	-	-
Recurring profit	78.8	(5.6)	84.4	19.6	4.9	14.7
Extraordinary profit	20.8	18.9	1.8	(0.0)	(0.0)	(0.0)
Gains on partial withdrawal of employee retirement benefit trust	15.8	15.8	-	-	-	-
Net income before income tax	99.6	13.3	86.3	19.6	4.9	14.7
Current income taxes (minus)	0.2	0.0	0.2	6.8	1.2	5.6
Deferred income taxes	23.9	23.9	-	0.9	0.7	0.2
Net income	75.4	(10.5)	86.0	11.7	2.9	8.8

*JODMTs : Jointly Operated Designated Money Trust

Credit Costs (minus)	16.8	(8.6)	25.4	(0.0)	(0.0)	(0.0)

2. Disclosure of Claims Classified under the Financial Revitalization Law

【CMTB, Non-consolidated】 (Yen billion) 《Reference》

	As of 12/06 (a)	(a-b)	(a-c)	As of 9/06 (b)	As of 3/06 (c)	As of 12/05
Claims under bankruptcy and virtual bankruptcy	14.1	(6.4)	(10.6)	20.6	24.8	22.3
Banking account	11.3	(6.2)	(6.8)	17.6	18.1	15.1
Trust account	2.7	(0.2)	(3.8)	3.0	6.6	7.1
Claims under high risk	44.2	(7.7)	(20.0)	52.0	64.3	109.6
Banking account	35.8	(7.5)	(19.3)	43.4	55.2	102.5
Trust account	8.3	(0.2)	(0.7)	8.6	9.1	7.1
Claims under close observation	82.1	(4.7)	10.3	86.9	71.8	43.7
Banking account	68.5	(3.1)	2.3	71.7	66.1	25.1
Trust account	13.6	(1.6)	7.9	15.2	5.6	18.5
Total (A)	140.5	(19.0)	(20.4)	159.6	160.9	175.7
Banking account	115.7	(16.9)	(23.8)	132.7	139.6	142.8
Trust account	24.7	(2.1)	3.4	26.8	21.3	32.8
Total claims (B)	8,445.1	37.3	(348.8)	8,407.7	8,793.9	8,528.6

(%)

Non-performing claims ratio (A)/(B)	1.6	(0.2)	(0.1)	1.8	1.8	2.0

3.Capital Adequacy Ratio

【Mitsui Trust Holdings, Consolidated】

	As of 12/06 (Approx. figure)	As of 9/06 (Actual)	As of 3/06 (Actual)
Capital Adequacy ratio	12.29%	12.50%	12.35%
Tier I ratio	8.61%	8.81%	8.50%

【CMTB, Non-consolidated】

Capital Adequacy ratio	11.87%	11.79%	11.59%
Tier I ratio	8.16%	8.08%	7.71%

【MATB, Non-consolidated】

Capital Adequacy ratio	121.51%	117.87%	105.30%
Tier I ratio	121.51%	117.87%	105.27%

4. Net Unrealized Gains (Losses) on Available-for-sale Securities

【CMTB, Non-consolidated】

(Yen billion)

	As of 12/06				As of 9/06				Change	
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)
	(a)	(b)	Gains	Losses	(c)	(d)	Gains	Losses	(a-c)	(b-d)
Available-for-sale	3,328.1	236.0	313.7	77.7	3,121.9	194.9	277.8	82.9	206.1	41.1
Stocks	729.1	303.7	307.6	3.8	688.3	269.0	275.7	6.7	40.8	34.6
Bonds	1,890.1	(60.2)	0.4	60.7	1,660.6	(58.8)	0.6	59.5	229.4	(1.4)
Other	708.8	(7.3)	5.7	13.0	772.9	(15.2)	1.4	16.7	(64.0)	7.8
Held-to-maturity	670.8	(2.7)	0.2	2.9	467.6	(2.1)	0.1	2.2	203.1	(0.6)

	As of 3/06				Change	
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)
	(e)	(f)	Gains	Losses	(a-e)	(b-f)
Available-for-sale	3,218.4	218.7	321.7	102.9	109.6	17.2
Stocks	677.3	285.1	298.2	13.0	51.7	18.5
Bonds	1,740.1	(70.5)	0.4	70.9	150.0	10.2
Other	800.9	4.1	23.0	18.9	(92.1)	(11.5)
Held-to-maturity	271.0	(4.3)	0.0	4.3	399.7	1.5

《Reference》

	As of 12/05			
	Fair value	Net unrealized gains (losses)		
			Gains	Losses
Available-for-sale	3,410.1	208.9	286.6	77.6
Stocks	658.0	259.1	271.8	12.7
Bonds	1,592.3	(47.8)	1.0	48.9
Other	1,159.8	(2.3)	13.6	16.0
Held-to-maturity	81.0	(0.4)	0.3	0.7

【Mitsui Trust Holdings, Consolidated】

(Yen billion)

	As of 12/06				As of 9/06				Change	
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)
	(a)	(b)	Gains	Losses	(c)	(d)	Gains	Losses	(a-c)	(b-d)
Available-for-sale	3,540.2	317.8	396.2	78.3	3,313.1	274.4	357.9	83.5	227.1	43.4
Stocks	876.5	380.3	384.8	4.5	835.3	345.2	352.4	7.2	41.1	35.1
Bonds	1,943.3	(60.3)	0.4	60.7	1,688.9	(58.9)	0.5	59.5	254.4	(1.3)
Other	720.3	(2.1)	10.9	13.0	788.9	(11.8)	4.9	16.7	(68.5)	9.6
Held-to-maturity	670.9	(2.7)	0.2	2.9	479.0	(2.1)	0.1	2.2	191.9	(0.6)

	As of 3/06				Change	
	Fair value	Net unrealized gains (losses)			Fair value	Net unrealized gains (losses)
	(e)	(f)	Gains	Losses	(a-e)	(b-f)
Available-for-sale	3,433.5	312.1	415.5	103.4	106.6	5.7
Stocks	839.8	375.5	389.0	13.4	36.6	4.7
Bonds	1,778.4	(70.6)	0.3	70.9	164.9	10.3
Other	815.2	7.1	26.1	18.9	(94.8)	(9.3)
Held-to-maturity	282.4	(4.3)	0.0	4.3	388.5	1.5

《Reference》

	As of 12/05			
	Fair value	Net unrealized gains (losses)		
			Gains	Losses
Available-for-sale	3,613.5	312.7	390.7	78.0
Stocks	817.9	346.2	359.3	13.0
Bonds	1,615.7	(47.8)	1.0	48.9
Other	1,179.8	14.3	30.3	16.0
Held-to-maturity	92.3	(0.4)	0.3	0.7

5. Net Unrealized Gains (Losses) on Derivatives Applying Deferred Hedge Accounting

【CMTB, Non-consolidated】 (Yen billion) 《Reference》

	As of 12/06 (a)	(a-b)	(a-c)	As of 9/06 (b)	As of 3/06 (c)	As of 12/05
Interest rate transactions	(15.9)	(1.9)	11.0	(13.9)	(27.0)	(6.7)
Interest rate swaps	(15.9)	(1.9)	11.0	(13.9)	(27.0)	(6.7)
Currency transactions	1.0	0.1	0.2	0.9	0.8	0.7
Stock transactions	-	-	-	-	-	-
Bond transactions	-	-	-	-	-	-
Total	(14.8)	(1.8)	11.3	(13.0)	(26.2)	(5.9)

6. Deposits and Loans

(1) Balance of Deposits and Loans

【CMTB, Non-consolidated】 (Yen billion) 《Reference》

		As of 12/06 (a)	(a-b)	(a-c)	As of 9/06 (b)	As of 3/06 (c)	As of 12/05
Banking account	Deposits	8,393.6	96.5	(37.0)	8,297.0	8,430.7	8,497.7
	Loans	7,259.4	110.4	(64.5)	7,148.9	7,324.0	6,951.8
JOMTs	Deposits	1,213.8	(18.2)	(135.0)	1,232.0	1,348.8	1,410.8
	Loans	347.3	2.8	(133.5)	344.4	480.8	483.9
Loan Trusts	Deposits	1,119.3	(59.1)	(188.7)	1,178.5	1,308.1	1,366.3
	Loans	512.7	(88.8)	(160.4)	601.6	673.1	726.1

JOMTs: Jointly-operated money trusts

[Note] 1. Negotiable certificates of deposit (CD) are excluded from deposits in banking account.

2. For JOMTs and loan trusts, amount which the principals are guaranteed by CMTB are shown on the table.

(2) Balance of Deposits by Depositor Type

【CMTB, Non-consolidated】

Banking account (Yen billion) 《Reference》

	As of 12/06 (a)	(a-b)	(a-c)	As of 9/06 (b)	As of 3/06 (c)	As of 12/05
Individuals	6,432.7	145.1	92.5	6,287.6	6,340.2	6,448.3
Corporations	1,700.2	(74.5)	(158.8)	1,774.8	1,859.1	1,798.2
Other	216.4	9.4	4.8	207.0	211.5	239.7
Total	8,349.4	79.9	(61.4)	8,269.4	8,410.9	8,486.4

[Note] Japan Offshore Market accounts are excluded.

7.Balance Sheets (Trust Account)

【CMTB, Non-consolidated】

(Yen billion)

	As of 12/06 (a)	(a-b)	As of 3/06 (b)	《Reference》 As of 12/05
Total assets	6,588.7	506.2	6,082.5	6,101.7
Loans and bills discounted	887.6	(298.3)	1,185.9	1,242.9
Securities	50.9	(14.8)	65.7	76.1
Beneficiary rights	3.2	(1.0)	4.3	4.7
Securities held in custody accounts	0.2	(0.0)	0.2	0.2
Monetary claims	2.0	(1.3)	3.4	64.2
Premises and equipment	4,210.1	788.1	3,422.0	3,279.3
Surface rights	0.6	(1.1)	1.7	1.7
Lease rights	6.8	1.0	5.8	4.7
Other claims	46.5	(1.4)	47.9	32.2
Due from banking account	1,175.3	14.4	1,160.9	1,220.9
Cash and due from banks	204.9	20.7	184.1	174.2
Total liabilities	6,588.7	506.2	6,082.5	6,101.7
Money trusts	1,187.0	(111.3)	1,298.3	1,356.6
Property formation benefit trusts	16.0	(0.7)	16.8	17.1
Loan trusts	891.3	(187.4)	1,078.8	1,137.6
Money in trust other than money trusts	0.3	(0.0)	0.3	0.4
Securities in trust	0.2	0.0	0.2	0.2
Money claims in trust	3.0	(1.3)	4.4	71.1
Equipment in trust	0.0	(0.0)	0.1	0.1
Real estate in trust	81.0	0.9	80.1	81.6
General trusts	4,409.4	806.2	3,603.1	3,436.7

【MATB, Non-consolidated】

(Yen billion)

	As of 12/06 (a)	(a-b)	As of 3/06 (b)	《Reference》 As of 12/05
Total assets	39,558.0	3,183.2	36,374.7	35,160.9
Securities	7,440.4	1,021.7	6,418.6	6,139.9
Beneficiary rights	30,283.8	2,004.0	28,279.8	27,442.9
Monetary claims	1,744.5	120.5	1,624.0	1,531.4
Other claims	31.1	30.5	0.6	0.6
Due from banking account	0.3	0.0	0.3	2.1
Cash and due from banks	57.6	6.3	51.3	43.7
Total liabilities	39,558.0	3,183.2	36,374.7	35,160.9
Money trusts	17,197.0	1,622.1	15,574.8	15,364.6
Pension trusts	6,419.0	224.7	6,194.2	6,179.0
Investment trusts	10,475.7	1,616.7	8,858.9	8,039.9
Money in trust other than money trusts	403.0	(145.3)	548.4	578.5
Securities in trust	998.8	61.8	936.9	791.0
Money claims in trust	1,773.7	123.2	1,650.4	1,556.0
General trusts	2,290.6	(320.1)	2,610.8	2,651.6

END